                                  FORM U-7D/A


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                               ________________
                                                              FILE No. 32-458
                                                                       ------
                                                              AMENDMENT No. 2

     Amendment to Certificate Pursuant to Rule 7(d) on Form U-7D under Public Utility Holding Company Act of 1935

                 NATIONSBANK, N.A., successor by merger to
                 The Citizens and Southern National Bank,
             acting through its agent, The Bank of New York,
              as Owner Trustee under Trust Agreement No. 1,
          dated December 30, 1985, as amended and supplemented,
                  with IBM Credit Financing Corporation
                    (Name of company filing amendment)

     Name, title, and address of officer to whom notices and correspondence concerning this amendment should be addressed:

               NATIONSBANK, N.A., successor by merger to
                The Citizens and Southern National Bank,
            acting through its agent, The Bank of New York,
             as Owner Trustee under Trust Agreement No. 1,
          dated December 30, 1985, as amended and supplemented,
                  with IBM Credit Financing Corporation
                   100 Ashford Center North, Suite 520
                           Atlanta, Georgia 30338
          Attention: Stefan Victory, Corporate Trust Department

     The undersigned hereby amends the above document (which relates to a financing for OGLETHORPE POWER CORPORATION, as Lessee public-utility company, of an undivided interest in Plant Robert W. Scherer Unit No. 2) as indicated in the Annex attached hereto with respect to the following:

Items 2, 8, 8a., 9, 11, and Schedules A and B.

                                   SIGNATURE

     The company has caused this amendment to be duly signed on its behalf by its authorized officer in the City of New York and State of New York, on the 17th day of December, 1997.

Attest:                  [Seal]    NationsBank, N.A., a national
                                   banking association and successor by merger to The Citizens and Southern National Bank, acting through its agent, The Bank of New
                                   York, a state banking corporation organized under the laws of the state of New York, as Owner Trustee under a Trust Agreement No. 1, dated December 30, 1985, as amended and supplemented, with IBM Credit Corporation and as successor to Wilmington Trust Company and William J. Wade, Original Owner Trustee and
                                   Co-Owner Trustee under said Trust Agreement


/s/   Howard L. Shellkopf          By  /s/  Stefan Victory           Agent
--------------------------             ---------------------------------------
(Signature of Officer)                 (Name)                       (Title)



 Agent                                 Stefan Victory
--------------------------             ---------------------------------------
(Title)                                      (Type or print name)

                  SIGNATURE OF HOLDER OF BENEFICIAL INTEREST

     The holder of the beneficial interest in the Lease described above has caused this amendment to be duly signed on its behalf by its authorized officer as of the 17th day of December, 1997.


                                   IBM CREDIT FINANCING CORPORATION


                                   By:  /s/   John J. Shay, Jr.
                                        ---------------------------
                                        Name:  John J. Shay, Jr.
                                        Title: Vice President


Attest:                  [Seal]



By:  /s/   Joanne H. Barbrack
     ----------------------------
     Name:  Joanne H. Barbrack
     Title: Secretary

                                     ANNEX

     (Numbers hereto refer to the item-numbers as appeared in the Initial Filing on Form U-7D)

2.   Date:  The refinancing was on December 17, 1997.

8. Basic Rent: As a result of a refinancing and an amendment to the lease on December 17, 1997, the aggregate basic rent during the basic term will be $171,982,913.17.

8a. Periodic Installment. Amount: As a result of a refinancing and an amendment to the lease on December 17, 1997, the periodic installments will be due on December 31st and June 30th of each year through and including June 30, 2013, and will be as listed on Schedule A attached hereto and incorporated herein.

9. Holders of Legal Title to Facility: NationsBank, N.A., as successor by merger to The Citizens and Southern National Bank, , as Owner Trustee under Trust Agreement No. 1, as amended and supplemented, dated December 30, 1985 and as successor in interest to all of the right, title and interest of Wilmington Trust Company and William J. Wade, as Original Owner Trustee and Co-Owner Trustee under said Trust Agreement No. 1, in and to the Facility (as described in Item 5) and under the Lease Agreement No. 1, as amended, referred to in the original filing of the certificate on Form U-7D.

     Address:
                  NationsBank, N.A, as successor by merger to
                   The Citizens and Southern National Bank,
                 acting through its agent, The Bank of New York
                  as Owner Trustee under Trust Agreement No. 1,
              dated December 30, 1985, as amended and supplemented,
                     with IBM Credit Financing Corporation
                      100 Ashford Center North, Suite 520
                              Atlanta, Georgia 30338
                    Attention:  Corporation Trust Department

11. If part or all of the financing is supplied by loan on which only principal and interest is payable, state:

     Amount Borrowed: As a result of a refinancing on December 17, 1997, OPC Scherer 1997 Funding Corporation A, a Delaware corporation, has made a loan (the "Refinancing Loan") to the Owner Trustee in the amount of $81,506,000.00, the proceeds of which were used to prepay the Refunding Lessor Note (as described in the Amendment No. 1 to Item 11 of the Original Filing of Form U-7D). The Refinancing Loan is evidenced by a Series 1997 Refunding Lessor Note.

     The interest rate on the Series 1997 Refunding Lessor Note is 6.974%;

     The number of Lenders:  one

     Terms of repayment: Amount and Period: Attached as Schedule B and incorporated herein is a listing of the principal and interest payments to be made semiannually with respect to the Series 1997 Refunding Lessor Note on December 31st and June 30th of each year through and including June 30, 2011.

                                  SCHEDULE A


      Rent                                              Percentage of
  Payment Date        Rent Number      Rent Amount      Facility Cost
-----------------     -----------      ------------     -------------
June 30, 1998               1          5,934,686.61       4.3161357
December 31, 1998           2          5,546,264.81       4.0336471
June 30, 1999               3          3,496,634.07       2.5430066
December 31, 1999           4          7,573,243.02       5.5078131
June 30, 2000               5          3,497,475.63       2,5436186
December 31, 2000           6          7,572,396.97       5.5071978
June 30, 2001               7          3,599,777.86       2.6180203
December 31, 2001           8          7,470,643.45       5.4331952
June 30, 2002               9          3,511,856.38       2.5540774
December 31, 2002          10          7,558,991.73       5.4974485
June 30, 2003              11          3,419,447.87       2.4868712
December 31, 2003          12          7,650,872.90       5.5642712
June 30, 2004              13          3,322,824.40       2.4165996
December 31, 2004          14          7,748,094.87       5.6349781
June 30, 2005              15          3,221,764.74       2.3431016
December 31, 2005          16          7,848,417.40       5.7079399
June 30, 2006              17          3,116,101.32       2.2662555
December 31, 2006          18          7,969,937.29       5.7963180
June 30, 2007              19          9,214,305.22       6.7013129
December 31, 2007          20          1,855,576.55       1.3495102
June 30, 2008              21         10,071,986.91       7.3250814
December 31, 2008          22            997,874.79       0.7257271
June 30, 2009              23         10,399,874.79       7.5635453
December 31, 2009          24            670,027.05       0.4872924
June 30, 2010              25         10,751,379.19       7.8191849
December 31, 2010          26            318,502.58       0.2316382
June 30, 2011              27          9,454,042.70       6.8756674
December 31, 2011          28          1,615,839.07       1.1751557
June 30, 2012              29                  0.00       0.0000000
December 31, 2012          30         11,039,132.10       8.0284597
June 30, 2013              31          5,534,940.90       4.0254116
                                     --------------     -----------
    TOTALS                           171,982,913.17     125.0784823

                                   SCHEDULE B


                      Principal      Interest         Total         Principal
                       Amount         Amount          Debt            Amount
  Payment Date          Due            Due           Service        Outstanding
-----------------   -------------  -------------  --------------   -------------

June 30, 1998                0.00   3,047,378.02    3,047,378.02   81,506,000.00
December 31, 1998    2,704,000.00   2,842,114.22    5,546,114.22   78,802,000.00
June 30, 1999                0.00   2,747,825.74    2,747,825.74   78,802,000.00
December 31, 1999    3,795,000.00   2,747,825.74    6,542,825.74   75,007,000.00
June 30, 2000                0.00   2,615,494.09    2,615,494.09   75,007,000.00
December 31, 2000    4,070,000.00   2,615,494.09    6,685,494.09   70,937,000.00
June 30, 2001                0.00   2,473,573.19    2,473,573.19   70,937,000.00
December 31, 2001    4,066,000.00   2,473,573.19    6,539,573.19   66,871,000.00
June 30, 2002                0.00   2,331,791.77    2,331,791.77   66,871,000.00
December 31, 2002    4,252,000.00   2,331,791.77    6,583,791.77   62,619,000.00
June 30, 2003                0.00   2,183,524.53    2,183,524.53   62,619,000.00
December 31, 2003    4,446,000.00   2,183,524.53    6,629,524.53   58,173,000.00
June 30, 2004                0.00   2,028,492.51    2,028,492.51   58,173,000.00
December 31, 2004    4,650,000.00   2,028,492.51    6,678,492.51   53,523,000.00
June 30, 2005                0.00   1,866,347.01    1,866,347.01   53,523,000.00
December 31, 2005    4,862,000.00   1,866,347.01    6,728,347.01   48,661,000.00
June 30, 2006                0.00   1,696,809.07    1,696,809.07   48,661,000.00
December 31, 2006    5,101,000.00   1,696,809.07    6,797,809.07   43,560,000.00
June 30, 2007        6,175,000.00   1,518,937.20    7,693,937.20   37,385,000.00
December 31, 2007            0.00   1,303,614.95    1,303,614.95   37,385,000.00
June 30, 2008        8,768,000.00   1,303,614.95   10,071,614.95   28,617,000.00
December 31, 2008            0.00     997,874.79      997,874.79   28,617,000.00
June 30, 2009        9,402,000.00     997,874.79   10,399,874.79   19,215,000.00
December 31, 2009            0.00     670,027.05      670,027.05   19,215,000.00
June 30, 2010       10,081,000.00     670,027.05   10,751,027.05    9,134,000.00
December 31, 2010            0.00     318,502.58      318,502.58    9,134,000.00
June 30, 2011        9,134,000.00     318,502.58    9,452,502.58            0.00
                    -------------  -------------  --------------
    TOTALS          81,506,000.00  49,876,184.00  131,382,184.00

                                     B-1